UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:

333-226709

333-201463

333-175791

American Medicorp Development Co.

and each of the other subsidiary guarantor registrants listed in Schedule A

(Exact name of registrant as specified in its charter)

One Park Plaza

Nashville, Tennessee 37203

(615) 344-9551

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Subsidiary guarantees of HCA Inc.’s:

5.00% Senior Secured Notes due 2024

5.25% Senior Secured Notes due 2025

5.250% Senior Secured Notes due 2026

4.500% Senior Secured Notes due 2027

5.500% Senior Secured Notes due 2047

4 1/8% Senior Secured Notes due 2029

5 1/8% Senior Secured Notes due 2039

5 1/4% Senior Secured Notes due 2049

2 3/8% Senior Secured Notes due 2031

3 1/2% Senior Secured Notes due 2051

3 1/8% Senior Secured Notes due 2027

3 3/8% Senior Secured Notes due 2029

3 5/8% Senior Secured Notes due 2032

4 3/8% Senior Secured Notes due 2042

4 5/8% Senior Secured Notes due 2052

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

SCHEDULE A

TABLE OF SUBSIDIARY GUARANTOR REGISTRANTS*†

Bay Hospital, Inc.

Brigham City Community Hospital, Inc.

Brookwood Medical Center of Gulfport, Inc.

Capital Division, Inc.

CarePartners HHA Holdings, LLLP

CarePartners HHA, LLLP

CarePartners Rehabilitation Hospital, LLLP

Centerpoint Medical Center of Independence, LLC

Central Florida Regional Hospital, Inc.

Central Shared Services, LLC

Central Tennessee Hospital Corporation

CHCA Bayshore, L.P.

CHCA Conroe, L.P.

CHCA Mainland, L.P.

CHCA Pearland, L.P.

CHCA West Houston, L.P.

CHCA Woman’s Hospital, L.P.

Chippenham & Johnston-Willis Hospitals, Inc.

Citrus Memorial Hospital, Inc.

Citrus Memorial Property Management, Inc.

Clinical Education Shared Services, LLC

Colorado Health Systems, Inc.

Columbia ASC Management, L.P.

Columbia Florida Group, Inc.

Columbia Healthcare System of Louisiana, Inc.

Columbia Jacksonville Healthcare System, Inc.

Columbia LaGrange Hospital, LLC

Columbia Medical Center of Arlington Subsidiary, L.P.

Columbia Medical Center of Denton Subsidiary, L.P.

Columbia Medical Center of Las Colinas, Inc.

Columbia Medical Center of Lewisville Subsidiary, L.P.

Columbia Medical Center of McKinney Subsidiary, L.P.

Columbia Medical Center of Plano Subsidiary, L.P.

Columbia North Hills Hospital Subsidiary, L.P.

Columbia Ogden Medical Center, Inc.

Columbia Parkersburg Healthcare System, LLC

Columbia Physician Services - Florida Group, Inc.

Columbia Plaza Medical Center of Fort Worth Subsidiary, L.P.

Columbia Rio Grande Healthcare, L.P.

Columbia Riverside, Inc.

Columbia Valley Healthcare System, L.P.

Columbia/Alleghany Regional Hospital Incorporated

Columbia/HCA John Randolph, Inc.

Columbine Psychiatric Center, Inc.

Columbus Cardiology, Inc.

Conroe Hospital Corporation

Cy-Fair Medical Center Hospital, LLC

Dallas/Ft. Worth Physician, LLC

Dublin Community Hospital, LLC

East Florida - DMC, Inc.

Eastern Idaho Health Services, Inc.

Edward White Hospital, Inc.

El Paso Surgicenter, Inc.

Encino Hospital Corporation, Inc.

EP Health, LLC

Fairview Park GP, LLC

Fairview Park, Limited Partnership

FMH Health Services, LLC

Frankfort Hospital, Inc.

Galen Property, LLC

GenoSpace, LLC

Good Samaritan Hospital, L.P.

Goppert-Trinity Family Care, LLC

GPCH-GP, Inc.

Grand Strand Regional Medical Center, LLC

Green Oaks Hospital Subsidiary, L.P.

Greenview Hospital, Inc.

H2U Wellness Centers, LLC

HCA - IT&S Field Operations, Inc.

HCA - IT&S Inventory Management, Inc.

HCA American Finance LLC

HCA Central Group, Inc.

HCA Eastern Group, Inc.

HCA Health Services of Florida, Inc.

HCA Health Services of Louisiana, Inc.

HCA Health Services of Tennessee, Inc.

HCA Health Services of Virginia, Inc.

HCA Management Services, L.P.

HCA Pearland GP, Inc.

HCA Realty, Inc.

HCA-HealthONE LLC

HD&S Successor, LLC

Health Midwest Office Facilities Corporation

Health Midwest Ventures Group, Inc.

HealthTrust Workforce Solutions, LLC

Hendersonville Hospital Corporation

hInsight-Mobile Heartbeat Holdings, LLC

Hospital Corporation of Tennessee

Hospital Corporation of Utah

Hospital Development Properties, Inc.

Houston - PPH, LLC

Houston NW Manager, LLC

HPG Enterprises, LLC

HSS Holdco, LLC

HSS Systems, LLC

HSS Virginia, L.P.

HTI Memorial Hospital Corporation

HTI MOB, LLC

Integrated Regional Lab, LLC

Integrated Regional Laboratories, LLP

JFK Medical Center Limited Partnership

JPM AA Housing, LLC

KPH-Consolidation, Inc.

Lakeview Medical Center, LLC

Largo Medical Center, Inc.

Las Encinas Hospital

Las Vegas Surgicare, Inc.

Lawnwood Medical Center, Inc.

Lewis-Gale Hospital, Incorporated

Lewis-Gale Medical Center, LLC

Lewis-Gale Physicians, LLC

Lone Peak Hospital, Inc.

Los Robles Regional Medical Center

Management Services Holdings, Inc.

Marietta Surgical Center, Inc.

Marion Community Hospital, Inc.

MCA Investment Company

Medical Centers of Oklahoma, LLC

Medical Office Buildings of Kansas, LLC

MediCredit, Inc.

Memorial Healthcare Group, Inc.

MH Angel Medical Center, LLLP

MH Blue Ridge Medical Center, LLLP

MH Highlands-Cashiers Medical Center, LLLP

MH Hospital Holdings, Inc.

MH Hospital Manager, LLC

MH Master Holdings, LLLP

MH Master, LLC

MH Mission Hospital McDowell, LLLP

MH Mission Hospital, LLLP

MH Mission Imaging, LLLP

MH Transylvania Regional Hospital, LLLP

Midwest Division - ACH, LLC

Midwest Division - LSH, LLC

Midwest Division - MCI, LLC

Midwest Division - MMC, LLC

Midwest Division - OPRMC, LLC

Midwest Division - RBH, LLC

Midwest Division - RMC, LLC

Midwest Holdings, Inc.

Mobile Heartbeat, LLC

Montgomery Regional Hospital, Inc.

Mountain Division - CVH, LLC

Mountain View Hospital, Inc.

Nashville Shared Services General Partnership

National Patient Account Services, Inc.

New Iberia Healthcare, LLC

New Port Richey Hospital, Inc.

New Rose Holding Company, Inc.

North Florida Immediate Care Center, Inc.

North Florida Regional Medical Center, Inc.

North Houston - TRMC, LLC

North Texas - MCA, LLC

Northern Utah Healthcare Corporation

Northern Virginia Community Hospital, LLC

Northlake Medical Center, LLC

Notami Hospitals of Louisiana, Inc.

Notami Hospitals, LLC

Okaloosa Hospital, Inc.

Okeechobee Hospital, Inc.

Oklahoma Holding Company, LLC

Outpatient Cardiovascular Center of Central Florida, LLC

Outpatient Services Holdings, Inc.

Oviedo Medical Center, LLC

Palms West Hospital Limited Partnership

Parallon Business Solutions, LLC

Parallon Enterprises, LLC

Parallon Health Information Solutions, LLC

Parallon Holdings, LLC

Parallon Payroll Solutions, LLC

Parallon Physician Services, LLC

Parallon Revenue Cycle Services, Inc.

Pasadena Bayshore Hospital, Inc.

Pearland Partner, LLC

Plantation General Hospital, L.P.

Poinciana Medical Center, Inc.

Primary Health, Inc.

PTS Solutions, LLC

Pulaski Community Hospital, Inc.

Putnam Community Medical Center of North Florida, LLC

Reston Hospital Center, LLC

Retreat Hospital, LLC

Rio Grande Regional Hospital, Inc.

Riverside Healthcare System, L.P.

Riverside Hospital, Inc.

Samaritan, LLC

San Jose Healthcare System, LP

San Jose Hospital, L.P.

San Jose Medical Center, LLC

San Jose, LLC

Sarah Cannon Research Institute, LLC

Sarasota Doctors Hospital, Inc.

Savannah Health Services, LLC

SCRI Holdings, LLC

Sebring Health Services, LLC

SJMC, LLC

Southeast Georgia Health Services, LLC

Southern Hills Medical Center, LLC

Southpoint, LLC

Spalding Rehabilitation L.L.C.

Spotsylvania Medical Center, Inc.

Spring Branch Medical Center, Inc.

Spring Hill Hospital, Inc.

SSHR Holdco, LLC

Sun City Hospital, Inc.

Sunrise Mountainview Hospital, Inc.

Surgicare of Brandon, Inc.

Surgicare of Florida, Inc.

Surgicare of Houston Women’s, Inc.

Surgicare of Manatee, Inc.

Surgicare of Newport Richey, Inc.

Surgicare of Palms West, LLC

Surgicare of Riverside, LLC

Tallahassee Medical Center, Inc.

TCMC Madison-Portland, Inc.

Terre Haute Hospital GP, Inc.

Terre Haute Hospital Holdings, Inc.

Terre Haute MOB, L.P.

Terre Haute Regional Hospital, L.P.

The Regional Health System of Acadiana, LLC

Timpanogos Regional Medical Services, Inc.

Trident Medical Center, LLC

U.S. Collections, Inc.

Utah Medco, LLC

VH Holdco, Inc.

VH Holdings, Inc.

Virginia Psychiatric Company, Inc.

Vision Consulting Group LLC

Vision Holdings, LLC

Walterboro Community Hospital, Inc.

WCP Properties, LLC

Weatherford Health Services, LLC

Wesley Medical Center, LLC

West Florida - MHT, LLC

West Florida - PPH, LLC

West Florida Regional Medical Center, Inc.

West Valley Medical Center, Inc.

Western Plains Capital, Inc.

WHMC, Inc.

Woman’s Hospital of Texas, Incorporated

*	The address, including zip code, and telephone number, including area code, for each subsidiary guarantor registrant are the same as those for American Medicorp Development Co.
†

Certain other subsidiaries of HCA Inc. were formerly guarantors of the securities listed on the cover of this Form 15 prior to their release from such guarantees in accordance with the terms of the applicable indentures governing the securities. These releases were all effective prior to January 1, 2022. Davie Medical Center, LLC and Springfield Health Services, LLC were also previously guarantors of the securities listed on the cover of this Form 15. However, these subsidiaries were not previously required to register with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, American Medicorp Development Co. and each of the subsidiary guarantor registrants listed on Schedule A hereto have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date: July 15, 2022

American Medicorp Development Co. and each of the subsidiary guarantor registrants listed on Schedule A hereto, other than MediCredit, Inc.

By:	/s/ John M. Franck II
Name:	John M. Franck II
Title:	Authorized Signatory

MediCredit, Inc.

By:	/s/ Shannon Dauchot
Name:	Shannon Dauchot
Title:	President and Chief Executive Officer